SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BBX CAPITAL CORPORATION

(Name of Subject Company)

BBX CAPITAL CORPORATION

(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.01 Per Share

(Title of Class of Securities)

105540P 100

(CUSIP Number of Class of Securities)

Alan B. Levan

Chairman and Chief Executive Officer

BBX Capital Corporation

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

(954) 940-4000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With copies to:

Daniel Keating, Esq.

Hogan Lovells US LLP

555 13th Street NW

Washington, D.C. 20004

(202) 637-5490

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

(a) The name of the subject company is BBX Capital Corporation, a Florida corporation (the “Company”), and the address of the principal executive office of the Company is 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301. The telephone number for the Company’s principal executive office is (954) 940-4000.

(b) The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits or annexes hereto, this “Statement”) relates is the Class A Common Stock, par value $0.01 per share (including the associated preferred share purchase rights, the “BBX Class A Common Stock”), of the Company. As of March 20, 2015, 15,977,433 shares of BBX Class A Common Stock were outstanding.

Item 2.	Identity and Background of Filing Person

(a) Name and Address

This Statement is being filed by the Company. The name, business address, and business telephone number of the Company are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer

This Statement relates to the tender offer (the “Offer”) by BFC Financial Corporation, a Florida corporation (“BFC”) and the majority shareholder of the Company, to purchase up to 4,771,221 shares of BBX Class A Common Stock, representing, when added to the shares of BBX Class A Common Stock already owned by BFC, approximately 81% of the outstanding shares of BBX Class A Common Stock at the closing of the Offer, at a purchase price of $20.00 per share (the “Offer Price”), to the seller in cash, without interest, subject to applicable withholding taxes. The Offer is disclosed in a Tender Offer Statement filed under cover of Schedule TO by BFC with the United States Securities and Exchange Commission (the “SEC”) on March 20, 2015 (the “Schedule TO”). According to the Schedule TO, the Offer is scheduled to remain open from March 20, 2015 until 5:00 p.m., New York City time, on April 24, 2015 (the “Expiration Date”), unless extended by BFC. The Offer is subject to the conditions set forth in an offer to purchase (the “Offer to Purchase”) filed as an exhibit to the Schedule TO, and the related letter of transmittal and other transmittal documents filed as exhibits to the Schedule TO (“Transmittal Documents”) and mailed to holders of BBX Class A Common Stock, including, without limitation, the conditions that (i) BFC is able to consummate financing transactions resulting in aggregate proceeds to BFC that are sufficient to fund its purchase of shares of BBX Class A Common Stock tendered and accepted for payment in the offer and (ii) that the consummation of the Offer and purchase of the shares are not reasonably likely to result in BBX Class A Common Stock being delisted from the New York Stock Exchange or deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Schedule TO states that the principal executive office of BFC is located at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301 and the telephone number at that location is (954) 940-4900.

Because of BFC’s substantial voting control over the Company and the service of certain of its directors and executive officers on the Company’s board of directors, as described below in “Item 3. Past Contracts, Transactions, Negotiations, and Agreements,” which could result in a conflict of interest with the Company’s other shareholders, on February 10, 2015 the Board of Directors of the Company (the “BBX Board”) formed a special committee (the “BBX Special Committee”) composed of Steven M. Coldren, Bruno L. Di Giulian, Willis N. Holcombe, Anthony P. Segreto and Charlie C. Winningham, II, each of whom has been determined by the BBX Board to be independent under applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange (the “NYSE”) and who together comprise a majority of the BBX Board, to evaluate the Offer and state its position with respect to the Offer.

Item 3.	Past Contacts, Transactions, Negotiations, and Agreements

Except as discussed in this Statement (including the annexes and exhibits hereto and any information incorporated herein by reference) to the best of the Company’s knowledge, as of the date of this Statement, there are no material agreements, arrangements, or understandings or actual or potential conflicts of interests between the Company or its affiliates and (i) the Company’s executive officers, directors, or affiliates or (ii) BFC or each of its executive officers, directors, or affiliates, in each case as known to the Company.

Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

BFC Capital Share Ownership; Interlocking Directors and Officers.

As of March 20, 2015, BFC owned 8,133,353 shares of BBX Class A Common Stock and 100% of the outstanding shares of BBX Class B Common Stock, $0.01 par value per share (“BBX Class B Common Stock”), which collectively represent an approximately 52% equity interest and 74% voting interest in the Company.

Of the nine members of the Board, three members are current employees and directors of BFC. Alan B. Levan is Chairman of the Company’s Board and is the Chief Executive Officer of the Company and is also the Chairman, President and Chief Executive Officer of BFC; Jarett S. Levan is Alan B. Levan’s son and is a director and the President of the Company and a director and Executive Vice President of BFC; and John E. Abdo is the Vice Chairman of the Company and is a director and the Vice Chairman of BFC. Because those positions present these individuals with actual or potential conflicts of interest with respect to the Offer as it relates to the Company’s shareholders unaffiliated with BFC or any of its affiliates, the Board formed, on February 10, 2015, the BBX Special Committee, on which Messrs. Levan and Mr. Abdo do not serve. In addition, Norman H. Becker, a director of the Company, serves on the Board of Directors of Bluegreen Corporation (“Bluegreen”) with Alan B. Levan and John E. Abdo (who are the Chairman and Vice Chairman, respectively, of the Bluegreen Board of Directors) and is not a member of the Special Committee. Bluegreen is wholly owned by Woodbridge Holdings, LLC (“Woodbridge”), an entity in which the Company owns a 46% equity interest and BFC owns the remaining 54% equity interest.

In addition, the Company’s Chief Financial Officer, Raymond S. Lopez, is the Chief Financial Officer and Chief Accounting Officer of BFC and previously served as the Senior Vice President and Chief Accounting Officer of Bluegreen. John K. Grelle served as the Chief Financial Officer and Chief Accounting Officer of BFC and Chief Financial Officer of the Company prior to his retirement on March 16, 2015. Additionally, the Company’s Executive Vice President, Seth M. Wise, also serves in that position at BFC and is a director of BFC.

Additional information regarding the Company’s directors’ and officers’ employment history is described in the Company’s Annual Proxy Statement filed on Schedule 14A with the SEC on April 14, 2014 (the “2014 Proxy Statement”) under the sections titled “Proposal No. 1—Election of Directors” and “Identification of Executive Officers,” copies of which are attached as exhibit (e)(1) hereto and are incorporated by reference herein.

Shares of BBX Class A Common Stock Available for Tender by Executive Officers and Directors.

The following table provides, as of March 20, 2015, the number of vested and exercisable stock options and the number of shares of BBX Class A Common Stock held by each of the Company’s executive officers and directors that are available to be tendered in the Offer. The Offer is only for shares of BBX Class A Common Stock and not for any stock options to acquire shares of BBX Class A Common Stock. In order to tender the shares of BBX Class A Common Stock underlying exercisable stock options, the executive officer or director would have to first exercise the stock option. Additionally, unvested restricted stock awards and restricted stock units may not be tendered in the Offer but shares of BBX Class A Common Stock issued with respect to any vested award or unit may be tendered.

The Company’s directors and executive officers who tender the shares they own for purchase pursuant to the Offer will receive, if those shares are accepted for payment in the Offer, the same cash consideration per share on the same terms and conditions, including proration, as the other Company shareholders who tender shares.

Executive Officers	Aggregate Number of Shares of Class A Common Stock		Aggregate Number of Vested and Exercisable Stock Options	Weighted Average Exercise Price of Vested and Exercisable stock Options	Average Number of Shares and Stock Options Available for Tender in the Offer
Alan B. Levan	67,840	(1)	2,400	$475.50	70,240
John E. Abdo	176,776	(1)	1,600	$475.50	178,376
Jarett S. Levan	45,029		600	$475.50	45,629
Raymond S. Lopez	35		—	$—	35
Seth Wise	43,914		—	$—	43,914
John K. Grelle(2)	—		—	$—	—
BBX Non-Employee Directors					—
Norman Becker	—		—	—	—
Steven M. Coldren	6,050		279	$472.00	6,329
Bruno L. Di Giulian	5,000		3,307	$92.09	8,307
Willis N. Holcombe	136		3,988	$147.09	4,124
Charlie C. Winningham, II	11,001		3,307	$92.09	14,308
Anthony P. Segreto	—		—	$—	—

(1)	Does not include shares of BBX Class A Common Stock owned by BFC, which entity Messrs. Levan and Abdo may be deemed to control.
(2)	Mr. Grelle served as Executive Vice President and Chief Financial Officer until his retirement following the filing with the SEC of the Company’s Annual Report on Form 10-K on March 16, 2015.

As of March 20, 2015, all of the Company’s executive officers’ and non-employee directors’ vested outstanding stock options for shares of BBX Class A Common Stock were exercisable at prices substantially higher than the Offer Price. Accordingly, the Company does not expect its executive officers or non-employee directors to exercise their stock options in connection with the Offer.

If the directors and executive officers of the Company were to tender all of their shares of BBX Class A Common Stock, other than any shares they have the right to acquire pursuant to vested stock options, for purchase pursuant to the Offer, and those shares were accepted for purchase and purchased by BFC, such persons would receive an aggregate of approximately $7,115,620 in cash (without giving effect to any applicable withholding taxes). The members of the BBX Special Committee would receive, in aggregate, $443,740 in cash.

As discussed below in Item 4 “The Solicitation or Recommendation—Intent to Tender,” to the Company’s knowledge, Messrs. Alan Levan, Abdo, Jarett Levan, Lopez and Wise intend to tender all of the shares of BBX Class A Common Stock that they own pursuant to the Offer (as do all directors and officers of BFC) and each of the Company’s other directors currently intends to tender the shares of BBX Class A Common Stock that they hold of record or beneficially own pursuant to the Offer (other than any restricted shares, which are subject to transfer restrictions, and shares such person has the right to purchase by exercising stock options), subject to applicable personal considerations (including tax planning) and securities laws (including Section 16(b) of the Exchange Act). The intent of any Company director who is a member of the BBX Special Committee to tender shares of BBX Class A Common Stock that they hold of record or beneficially own pursuant to the Offer is a personal investment decision based upon such director’s particular circumstances and is not, and should not be construed as, the recommendation of the BBX Special Committee.

Compensation to Members of the BBX Special Committee.

In connection with the Offer, the Board established the BBX Special Committee to evaluate and state its position with respect to the Offer to the shareholders of the Company. The compensation for members of the BBX Special Committee has not been determined as of the date of this Statement.

Ownership Interests of Alan Levan and John Abdo.

As of March 19, 2015, Alan B. Levan, the Company’s Chairman and Chief Executive Officer and the Chairman, President and Chief Executive Officer of BFC, John E. Abdo, the Company’s Vice Chairman and the Vice Chairman of BFC, and their respective affiliates collectively beneficially own shares of BFC’s Class A common stock and Class B common stock representing an approximately 25% equity interest and 74% voting interest in BFC. These shares consist of 11,353,803 shares, or approximately 15%, of BFC’s Class A common stock and 9,197,910 shares, or approximately 91%, of BFC’s Class B common stock. These shares do not include 2,149,505 restricted shares granted to each of Messrs. Levan and Abdo for which they do not have the right to vote the underlying shares.

Messrs. Levan and Abdo are parties to an agreement pursuant to which they have agreed to vote their shares of BFC’s Class B common stock in favor of the election of each other to BFC’s board of directors for so long as they are willing and able to serve as directors of BFC. Additionally, Mr. Abdo has agreed to vote the shares of BFC’s Class B common stock he owns in the same manner that Mr. Levan votes his shares of BFC’s Class B common stock. Mr. Abdo has also agreed, subject to certain exceptions, not to transfer certain of his shares of BFC’s Class B common stock and to obtain the consent of Mr. Levan prior to the conversion of certain of his shares of BFC’s Class B common stock into shares of BFC’s Class A common stock. Additional information regarding such agreements is provided in the Registration Statement on Form S-4 filed by BFC with the SEC on July 19, 2013 under the section titled “Interest of Certain Persons in the Merger”, a copy of which is attached hereto as exhibit (e)(6) and is incorporated by reference herein.

Including the shares of BBX Class A Common Stock and BBX Class B Common Stock which they may be deemed to own by virtue of their controlling position in BFC, Alan B. Levan and John E. Abdo collectively beneficially own 8,377,969 shares, or approximately 51%, of the issued and outstanding shares of BBX Class A Common Stock and all 195,045 issued and outstanding shares of BBX Class B Common Stock, which in the aggregate represents an approximately 52% equity interest and 74% voting interest in the Company. Excluding those shares of BBX Class A Common Stock and BBX Class B Common Stock which they may be deemed to own by virtue of their controlling position in BFC, Alan B. Levan directly or indirectly owns 67,840 shares of BBX Class A Common Stock and John E. Abdo directly or indirectly owns 176,776 shares of BBX Class A Common Stock. If all 4,771,221 Shares are purchased by BFC pursuant to the Offer and Messrs. Levan and Abdo tender all of the shares of BBX Class A Common Stock that they own as they have indicated to BFC they will do, Messrs. Levan’s and Abdo’s beneficial collective ownership interest in BBX Class A Common Stock would increase to 12,904,574 shares, or approximately 81%, of the issued and outstanding shares of BBX Class A Common Stock, and together with the shares of BBX Class B Common Stock owned by BFC would represent an approximately 81% equity interest and 90% voting interest in the Company.

Certain Other Arrangements.

Certain arrangements between the Company or its affiliates and (i) the Company’s executive officers, directors and affiliates or (ii) BFC and its officers, directors and affiliates are described in the 2014 Proxy Statement under the sections entitled “Determination of Director Independence,” “Certain Relationships and Related Transactions,” “Employment Agreements,” “Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and Management” copies of which are attached as exhibit (e)(1) hereto and are incorporated by reference herein.

Each of Alan B. Levan, John E. Abdo, Jarett S. Levan and Seth M. Wise has an employment agreement with BFC and with the Company pursuant to which he is paid by the applicable company an annual base salary and is entitled to receive from the applicable company bonus payments. It is expected that, following the consummation of the Offer, each of Messrs. Alan Levan, Abdo, Jarett Levan and Wise will continue to receive the full amounts payable to him or to which he is otherwise entitled under both of these agreements. Additional information regarding such employment agreements is set forth in the Offer to Purchase under the section titled “2. Background of the Offer; Purpose of the Offer; Plans for BBX Capital After the Offer; Certain Effects of the Offer—Plans for BBX Capital after the Offer.,” a copy of which is attached as exhibit (e)(5) hereto and is incorporated by reference herein.

Mr. Alan Levan’s total compensation from BFC and the Company was approximately $7.0 million and $4.4 million, respectively, for the year ended December 31, 2014, and $2.8 million and $4.2 million, respectively, for the year ended December 31, 2013. Mr. Abdo’s total compensation from BFC and the Company was approximately $7.1 million and $4.5 million, respectively, for the year ended December 31, 2014, and $2.9 million and $4.2 million, respectively, for the year ended December 31, 2013. Mr. Jarett Levan’s total compensation from BFC and the Company was approximately $3.0 million and $1.8 million, respectively, for the year ended December 31, 2014, and $0.9 million and $1.6 million, respectively, for the year ended December 31, 2013. Mr. Wise’s total compensation from BFC and the Company was approximately $2.9 million and $1.8 million, respectively, for the year ended December 31, 2014, and $0.8 million and $1.6 million, respectively, for the year ended December 31, 2013. Mr. Grelle’s total compensation from each of BFC and the Company was approximately $0.3 million for each of the year ended December 31, 2014, and the year ended December 31, 2013. The compensation amounts for the Company set forth above include (i) for each of Mr. Alan Levan and Mr. Abdo, restricted stock units covering 132,027 shares of BBX Class A Common Stock granted to each of them by the Company during October 2014 and 143,333 shares of BBX Class A Common Stock granted to each of them by the Company during October 2013, and (ii) for each of Mr. Jarett Levan and Mr. Wise, restricted stock units covering 66,014 shares of BBX Class A Common Stock granted to each of them by the Company during October 2014 and 71,667 shares of BBX Class A Common Stock granted to each of them by the Company during October 2013.

As disclosed in the Offer to Purchase, during September 2014, each of Mr. Alan Levan, Mr. Jarett Levan and Mr. Wise, as trustee for a trust in his name, entered into Rule 10b5-1 Trading Plans for the purpose of selling certain shares of BBX Class A Common Stock. In addition, during May 2014, Mr. Abdo, as trustee of a trust in his name, entered into a Rule 10b5-1 Trading Plan, which was amended in September 2014, for the purpose of selling certain shares of BBX Class A Common Stock. Mr. Alan Levan and Mr. Abdo indicated that their respective Rule 10b5-1 Trading Plans were entered into for tax, estate planning and diversification purposes. Mr. Jarett Levan and Mr. Wise indicated that they entered into their respective Rule 10b5-1 Trading Plans for liquidity purposes. BFC has disclosed in the Offer to Purchase that all of these Rule 10b5-1 Trading Plans were terminated prior to and in connection with the announcement of the Offer. Additional information regarding such 10b5-1 Trading Plans is set forth in the Offer to Purchase under the section titled “13. Interests of Certain Persons in the Offer; Beneficial Ownership of the Shares; Transactions in the Shares; Related Party Transactions—Transactions in the Shares,” a copy of which is attached as exhibit (e)(5) hereto and is incorporated by reference herein.

BFC further disclosed in the Offer to Purchase that, to the best of its knowledge, no sales were made under any of the above-described Rule 10b5-1 Trading Plans during the sixty days preceding the date of the Offer to Purchase and neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or controlling persons, has otherwise effected any transaction in any shares of BBX Class A Common Stock during the sixty days preceding the date of the Offer to Purchase.

On October 30, 2013, Renin Holdings LLC, a joint venture entity beneficially owned 81% by the Company and 19% by BFC, through acquisition subsidiaries (Renin Holdings LLC and its acquisition subsidiaries are referred to collectively as the “Renin Purchasers”), acquired substantially all of the assets of Renin Corp. and its subsidiaries, manufacturers of interior closet doors, wall décor, hardware and fabricated glass products, for approximately $12.8 million in cash, net of $1.7 million distributed to Renin Holdings, LLC during February 2014 following the finalization of the working capital adjustment and indemnification obligations of Renin Corp. and its subsidiaries under the terms of the purchase agreement. Bluegreen funded approximately $9.4 million of the transaction consideration in a term loan and revolver facility to the Renin Purchasers. The balance of the transaction consideration was funded by BFC and the Company pro rata in accordance with their percentage equity interests in Renin Holdings LLC. The loan made by Bluegreen to the Renin Purchasers included a $3.0 million term loan and provided for additional borrowings of up to $9.0 million on a revolving basis, of which $10.5 million in the aggregate was borrowed by the Renin Purchasers. Amounts outstanding under the loan bore interest at a fixed rate of 7.25% per annum and were collateralized by substantially all of the assets of the Renin Purchasers. The loan was repaid in full during June 2014 with the proceeds of an approximately $8.0 million financing received by the Renin Purchasers and pro rata capital contributions to Renin Holdings LLC from the Company and BFC of $2,025,000 and $475,000, respectively. During the years ended December 31, 2014 and 2013, the Renin Purchasers recognized $307,000 and $117,000 of interest expense on the loan from Bluegreen.

Shared Services Arrangements.

As disclosed in the Offer to Purchase, BFC, the Company and Bluegreen are party to shared services arrangements and BFC and the Company are party to an information technology services agreement. The following table, reproduced from the Offer to Purchase, presents information relating to these arrangements for the years ended December 31, 2014 and 2013 (in thousands).

	For the Year Ended December 31, 2014
	BFC	BBX Capital	Bluegreen
Shared service income (expense)	$682	(229)	(453)
Facilities cost and information technology	$(448)	448	—

	For the Year Ended December 31, 2013
	BFC	BBX Capital	Bluegreen
Shared service income (expense)	$501	(200)	(301)
Facilities cost and information technology	$(431)	431	—

In December 2012, BFC entered into an agreement with the Company pursuant to which the Company provides office facilities to BFC at the Company’s and BFC’s principal executive offices. Under the terms of the agreement, BFC reimburses the Company at cost for certain costs and expenses related to the office facilities provided, which totaled $448,000 and $431,000 during the years ended December 31, 2014 and 2013, respectively.

Beginning in 2013, the Company’s employees are provided health insurance under policies maintained by Bluegreen. The Company reimburses Bluegreen at cost, which was $524,000 and $225,000 during the years ended December 31, 2014 and 2013, respectively. Additional information regarding such arrangements is set forth in the Offer to Purchase under the section titled “13. Interests of Certain Persons in the Offer; Beneficial Ownership of the Shares; Transactions in the Shares; Related Party Transactions—Related Party Transactions,” a copy of which is attached as exhibit (e)(5) hereto and is incorporated by reference herein and in the 2014 Proxy Statement under the section entitled “Employment Agreements,” a copy of which is attached as exhibit (e)(1) hereto and is incorporated by reference herein.

Tax Sharing Agreement.

By letter dated April 1, 2015 (the “Ownership Intention and Tax Sharing Letter”), BFC has informed the BBX Special Committee that, in the event BFC obtains an 80% or greater ownership interest in the Company, it will enter into a tax sharing agreement (the “Tax Sharing Agreement”) with Woodbridge, Bluegreen and the Company pursuant to which, among other customary terms and conditions, any company that uses net operating losses or tax credits of another company to offset its taxable income would pay to the other company an amount equal to the tax benefit it realizes as a result of the use of the other company’s net operating losses or tax credits. A copy of the Ownership Intention and Tax Sharing Letter is included herewith as exhibit (a)(8) and is incorporated by reference herein.

Indemnification; Directors’ and Officers’ Insurance.

Section 850 of Chapter 607 of the Florida Business Corporation Act (“FBCA”) permits a Florida corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions providing for the indemnification and exculpation of directors and officers. The Company has included in its Articles of Incorporation, as amended, provisions to eliminate the personal liability of its directors and officers for monetary damages to the fullest extent under the FBCA, subject to specified limitations. The Company has also entered into employment agreements with certain of its executive officers pursuant to which the Company has agreed to indemnify such persons, subject to certain limitations.

The Company and BFC also maintain directors’ and officers’ liability insurance policies for the benefit of their respective directors and officers.

The Shareholder Rights Plan.

On April 2, 2015, the Company entered into an amendment (the “Rights Agreement Amendment,” a copy of which is attached hereto as exhibit (e)(4) and incorporated by reference herein) to that certain Rights Agreement, dated February 7, 2013 and as amended, by and between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agreement”), which rendered the Rights Agreement inapplicable to the Offer.

Item 4.	The Solicitation or Recommendation

Recommendation

After careful consideration, including a thorough review of the Offer with its advisors, the BBX Special Committee has determined that it expresses no opinion and is remaining neutral with respect to the Offer.

Accordingly, the BBX Special Committee, on behalf of the Company, recommends that holders of shares of BBX Class A Common Stock make their own decision whether to tender their shares in the Offer based on their individual circumstances, investment criteria and evaluation of the factors discussed herein.

The BBX Special Committee made this determination after carefully considering the Offer, the prospects and value of the Company, and other relevant facts and information, and after discussing such factors with the BBX Special Committee’s outside counsel and financial advisor. The factors that were relied upon by the BBX Special Committee in making its recommendation are described below. See “—Reasons for the BBX Special Committee’s Recommendation.”

Background of the Offer

BFC has held a significant investment in the Company (or its predecessor company) for over 25 years. As of March 20, 2015, the date of the Offer to Purchase, BFC owned 8,133,353, or approximately 51%, of the outstanding shares of BBX Class A Common Stock, and all 195,045 outstanding shares of BBX Class B Common Stock. Collectively, these shares represent an approximately 52% equity interest and 74% voting interest in the Company. As disclosed in the Offer to Purchase, BFC has in recent years focused primarily on providing overall support for its controlled subsidiaries with a view to the improved performance of the organization as a whole. Consistent with this strategy, the Board of Directors of BFC has focused on possible ways to maximize the utilization of assets and resources within the consolidated organization, including, without limitation, through business combination transactions.

On May 7, 2013, BFC and the Company entered into an Agreement and Plan of Merger which provided for the Company to merge with and into a wholly owned subsidiary of BFC. As described below, BFC and the Company terminated the merger agreement on December 15, 2014. Under the terms of the merger agreement, the Company’s shareholders (other than BFC and shareholders of the Company who exercised appraisal rights in accordance with Florida law) would have been entitled to receive 5.39 shares of BFC’s Class A Common Stock in exchange for each share of BBX Class A Common Stock that they held at the effective time of the merger. On May 7, 2013, the date on which the merger agreement was publicly announced, the closing price of BFC’s Class A Common Stock was $2.40 per share and the closing price of BBX Class A Common Stock was $13.08 per share. The merger was approved by the respective shareholders of BFC and the Company on April 29, 2014. However, consummation of the merger remained subject to certain other closing conditions, including, without limitation, BFC’s Class A Common Stock being approved for listing on a national securities exchange at the effective time of the merger. BFC was advised by the NYSE and NASDAQ that, subject to a change in their position in the future, they would not consider approval of any application for listing of BFC’s Class A Common Stock prior to the final resolution of the federal securities litigation brought by the SEC against the Company and its Chairman, Alan B. Levan, who also serves as BFC’s Chairman. On December 15, 2014, the jury in such action, titled In re: Securities and Exchange Commission v. BankAtlantic Bancorp, Inc. and Alan B. Levan, found in favor of the Company and Mr. Alan Levan with respect to all of its disclosures in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, but found that they had engaged in an act of fraud or deceit toward shareholders or prospective investors knowingly or with severe recklessness (i) with respect to three sentences in the Company’s July 25, 2007 earnings conference call and (ii) in their decision to sell certain loans in the fourth quarter of 2007 and failing to classify these loans as loans held-for-sale in its 2007 Annual Report on Form 10-K. The jury also found that Mr. Alan Levan made or caused to be made false statements to the Company’s independent accountants regarding the held-for-sale issue. The SEC has filed a motion for final judgment (a) to permanently restrain the Company and Mr. Alan Levan from violating securities laws, (b) to impose civil money penalties of approximately $5.2 million against the Company and approximately $1.56 million against Mr. Alan Levan, and (c) to permanently bar Mr. Alan Levan from serving as an officer or director of any SEC reporting company. The Company believes the SEC’s claims to be without merit, continues to vigorously defend the action and intends to appeal any judgment entered to the 11th Circuit Court of Appeals. As a result of the time frames involved in such appeals, the Boards of Directors of BFC and the Company mutually agreed to terminate the merger agreement on December 15, 2014.

Following the termination of the merger agreement, BFC’s management began to consider alternative methods of increasing its ownership interest in the Company. In connection therewith, BFC conducted an analysis of the tender offer requirements. Thereafter and through March 20, 2015, BFC continued to pursue consideration of the Offer.

On February 10, 2015, the Board of Directors of the Company (the “BBX Board”) met with members of the senior management of the Company, who are also officers and/or directors of BFC, present. At the meeting, members of the Company’s senior management, who were also officers and/or directors of BFC, reviewed with the BBX Board a proposal whereby BFC would make a tender offer to purchase a specified amount of the outstanding shares of BBX Class A Common Stock, such that following the tender offer BFC would own approximately 81% of the outstanding BBX Class A Common Stock. The purchase of shares in the tender offer would potentially be financed through a loan from Bluegreen or a third-party lender to BFC. Following such presentation, the members of the senior management of the Company, including directors Alan Levan, Jarret

Levan and John Abdo, left the meeting and the remaining directors, all of whom have been determined by the BBX Board to be independent under applicable rules and regulations of the SEC and the listing standards of the NYSE and who together comprise a majority of the BBX Board, (i) appointed a special committee, composed of the independent directors of the BBX Board, to consider and respond to any tender offer made by BFC, (ii) recommended that the BBX Special Committee members appoint a Chairman of the BBX Special Committee and (iii) authorized the BBX Special Committee to engage independent legal counsel and a financial advisor to assist the BBX Special Committee in carrying out its responsibilities. The BBX Special Committee met following the adjournment of the regular BBX Board meeting to discuss the potential tender offer by BFC. At such meeting, Mr. Becker requested that legal counsel be consulted to determine if he should, in light of his service as a member of the Bluegreen Board of Directors, serve on the BBX Special Committee, the members of the BBX Special Committee elected Mr. Di Giulian as Chairman of the BBX Special Committee and the BBX Special Committee determined to engage Hogan Lovells US LLP (“Hogan Lovells”) as the BBX Special Committee’s independent legal counsel.

On February 12, 2015, the BBX Special Committee met telephonically to discuss organizational matters. A representative of Hogan Lovells was present at the meeting. Following discussion concerning potential conflicts that could develop as a result of Mr. Becker’s service as a member of the Bluegreen Board of Directors, Mr. Becker respectfully declined to serve on the BBX Special Committee and left the meeting. Thereafter, the BBX Special Committee ratified the retention of Hogan Lovells as the BBX Special Committee’s independent legal counsel and a representative of Hogan Lovells reviewed for the BBX Special Committee the process by, and timeline on, which a tender offer is executed and advised the BBX Special Committee members of their fiduciary duties and the role of the BBX Special Committee in evaluating any tender offer. During the meeting, the BBX Special Committee discussed several investment banking firms that could act as the BBX Special Committee’s financial advisor, determined to retain a financial advisor and authorized the Chairman of the BBX Special Committee to contact prospective financial advisors. Between February 12, 2015 and March 12, 2015, the Chairman of the BBX Special Committee contacted prospective financial advisors.

On March 3, 2015, the BBX Special Committee met with a representative of Hogan Lovells present to receive a report from the Chairman of the BBX Special Committee concerning the potential engagement of a financial advisor and to review the proposed structure of the anticipated tender offer. The BBX Special Committee also received from the Company’s senior management an analysis of the tax and accounting considerations of the tender offer.

On March 4, 2015, the BBX Special Committee met with a representative of Hogan Lovells present to further review options for engaging a financial advisor and to discuss the potential terms of any financing to be provided to BFC by Bluegreen.

The BBX Special Committee met on March 12, 2015 to consider the potential engagement of Twinberry Partners, LLC (“Twinberry”) as the BBX Special Committee’s financial advisor. Following a presentation by representatives of Twinberry concerning their relevant experience and discussion concerning the timeline for and terms of the tender offer and scope of the potential engagement, the BBX Special Committee approved the engagement of Twinberry. The Company and Twinberry subsequently entered into a relationship agreement memorializing the engagement on March 23, 2015 following negotiation between the BBX Special Committee and Twinberry as to the terms thereof.

On March 17, 2015, BFC issued and filed with the SEC a press release announcing its intention to commence a cash tender offer to the shareholders of the Company to purchase up to 4,771,221 shares of BBX Class A Common Stock at a purchase price of $20.00 per share. Later that day, the BBX Special Committee issued a statement acknowledging BFC’s announcement and asked that the Company’s shareholders defer making a determination whether to accept or reject the tender offer until such time as they have been advised of the BBX Special Committee’s position with respect to the tender offer. A copy of the BBX Special Committee’s press release is filed as Exhibit (a)(7) to this Statement and is incorporated herein by reference.

On March 20, 2015, BFC filed with the SEC its Schedule TO and began mailing to the Company’s shareholders the Offer to Purchase and the Transmittal Documents.

On March 25, 2015, the BBX Special Committee met with representatives of Hogan Lovells and Twinberry present to discuss and preliminarily evaluate the terms of the Offer to Purchase. At the meeting, a representative of Hogan Lovells outlined for the BBX Special Committee its fiduciary duties to the Company’s shareholders with respect to the Offer. There followed extensive discussion concerning the terms of the Offer to Purchase. The BBX Special Committee authorized the Chairman of the BBX Special Committee to contact Mr. Alan Levan, in his capacity as Chairman, President and Chief Executive Officer of BFC, to discuss with Mr. Levan certain terms of the Offer to Purchase.

Later that day, the Chairman of the BBX Special Committee met with Mr. Levan, with representatives of Hogan Lovells and BFC’s counsel present, to discuss certain terms of the Offer to Purchase.

On March 30, 2015, Hogan Lovells and BFC’s counsel negotiated the terms of a letter agreement concerning certain corporate governance matters (the “Governance Letter”), a copy of which is included herewith as exhibit (a)(9) and is incorporated by reference herein.

On March 31, 2015, the BBX Special Committee met with representatives of Hogan Lovells and Twinberry present. Twinberry provided the BBX Special Committee with an overview of its report and underlying analyses, and responded to questions from the BBX Special Committee. The BBX Special Committee then discussed with Hogan Lovells certain legal matters related to the Offer.

On April 1, 2015, BFC delivered to the BBX Special Committee executed copies of the Governance Letter and the Ownership Intention and Tax Sharing Letter, copies of which are included herewith as exhibits (a)(9) and (a)(8) and are incorporated by reference herein. On that date, the BBX Special Committee met with representatives of Hogan Lovells and Twinberry present. A representative of Hogan Lovells updated the BBX Special Committee as to discussions with BFC’s counsel regarding certain legal matters related to the Offer and reviewed with the BBX Special Committee (i) the letters sent to the BBX Special Committee by BFC (copies of which are included herewith as exhibits (a)(8) and (a)(9)) and (ii) its fiduciary duties to the Company’s shareholders with respect to the Offer. A member of the Company’s senior management also addressed questions and discussion points relevant to the BBX Special Committee’s consideration of the Offer from the members of the BBX Special Committee and a representative of Twinberry addressed questions from the BBX Special Committee related to Twinberry’s analyses. After discussion, the BBX Special Committee authorized the Chairman of the BBX Special Committee to contact Mr. Alan Levan, in his capacity as Chairman, President and Chief Executive Officer of BFC, to discuss with Mr. Levan the Offer Price of $20.00.

On April 2, 2015, the BBX Special Committee met with representatives of Hogan Lovells and Twinberry present. Twinberry provided a copy of its final report to the BBX Special Committee. The Chairman of the BBX Special Committee then updated the BBX Special Committee as to his discussions with Mr. Levan. The Chairman informed the BBX Special Committee that Mr. Levan stated that BFC was not willing to increase the Offer Price. After discussion, the BBX Special Committee made its formal recommendation to express no opinion on the Offer and to remain neutral with respect thereto.

Subsequent to that meeting, at a special meeting of the BBX Board, the BBX Special Committee Chairman advised the BBX Board of the BBX Special Committee’s determination with respect to the Offer and of the BBX Special Committee’s recommendation to approve the Rights Plan Amendment. In light of such determination, the BBX Board authorized and approved the Rights Plan Amendment, which was subsequently entered into.

Later that day, the Company filed this Statement with the SEC.

Reasons for the BBX Special Committee’s Recommendation

The BBX Special Committee Expresses No Opinion on the Offer and is Remaining Neutral

After careful consideration, including a thorough review of the Offer with Hogan Lovells and Twinberry, the BBX Special Committee has determined not to express an opinion on the Offer and to remain neutral with respect to the Offer. The BBX Special Committee is not recommending to shareholders of the Company that they tender, or refrain from tendering, their shares in the Offer.

Accordingly, the BBX Special Committee urges each shareholder to make its own investment decision regarding the Offer based on all available information, in light of the shareholder’s own investment objectives, the shareholder’s views on the Company’s financial prospects, the factors considered by the Special Committee (described below), and any other factors the shareholder considers relevant to its investment decision.

In reaching its determination and its decision as described above, the BBX Special Committee considered and discussed with its financial and legal advisors a number of factors.

Limitations Created by BFC’s Ownership.

The BBX Special Committee considered the factors described below in the context of BFC’s beneficial ownership of approximately 51% and 100% of the Company’s outstanding shares of Class A and Class B common stock, respectively, and consequent possession of an approximate 74% voting interest in the Company. The factors include:

•	BFC has confirmed in the Ownership Intention and Tax Sharing Letter, a copy of which is attached hereto as exhibit (a)(8) and is incorporated by reference herein, to the BBX Special Committee that as of April 1, 2015, BFC currently intends to seek an ownership interest in the Company of at least 80% and has no current plans or intentions to dispose of its investment in the Company or decrease its ownership interest in the Company to less than its ownership interest immediately following consummation of the Offer.

•	BFC’s control of the Company, including the substantial overlap of directors and officers of BFC and the Company.

•	The liquidity of BBX Class A Common Stock and size of the Company’s public float.

These factors limit the Company’s ability to pursue strategic merger transactions with third-parties. In addition, these factors prevent the Company from increasing the liquidity of the Company’s trading market by expanding the size of the Company’s public float.

The BBX Special Committee also considered the following factors.

Financial and Business Information. The BBX Special Committee took into account the historical and current financial condition, results of operations, business and prospects of the Company, the risks involved in achieving those prospects, and national and international economic conditions and conditions in the markets and industries in which the Company operates or owns interests. The BBX Special Committee considered the potential impact of such factors on the Company’s current financial condition and operating performance, as well as on the market valuation of the Company.

Financial Analysis of Twinberry. The BBX Special Committee considered the financial analysis of the Offer Price prepared by Twinberry using various methodologies. The financial analysis of Twinberry is described in more detail below in the section entitled “Analysis of Twinberry to the BBX Special Committee.” The BBX Special Committee was aware of the fees that Twinberry is entitled to receive as described in “Item 5. Persons/Assets Retained, Employed, Compensated or Used” in the Statement, which fees are not contingent on the outcome of the Offer.

Historical Stock Prices. The offer price represents a premium of approximately 47% over the closing share price of BBX Class A Common Stock on March 16, 2015, the last day prior to the public announcement of the Offer and a premium of approximately 40% over the average closing share price of BBX Class A Common Stock for the month immediately preceding that date.

Price to be Paid for Shares of BBX Class A Common Stock. The BBX Special Committee believes that the price to be paid by BFC is the highest price per share that BFC is willing to pay for the Company’s shares and that the terms of the Offer include the most favorable terms to shareholders of the Company to which BFC was willing to agree. The BBX Special Committee attempted to negotiate the Offer Price but BFC was not willing to increase the Offer Price.

Lack of Strategic Alternatives. As discussed above, the BBX Special Committee took into account the fact that BFC currently beneficially owns approximately 51% and 100% of the Company’s outstanding shares of BBX Class A Common Stock and BBX Class B Common Stock, respectively, and consequently possesses an approximate 74% voting interest in the Company and that BFC stated in the Offer to Purchase that neither it, nor any of its controlling persons, executive officers or directors, have any plans, proposals or negotiations that relate to or would result in a transaction such as a merger involving, or sale of a material amount of the assets of, the Company or any of its subsidiaries. BFC also confirmed in the Ownership Intention and Tax Sharing Letter that, as of April 1, 2015, BFC currently intends to seek an ownership interest in the Company of at least 80% and has no current plans or intentions to dispose of its investment in the Company or decrease its ownership interest in the Company to less than its ownership interest immediately following consummation of the Offer. Accordingly, the BBX Special Committee concluded the Company’s strategic alternatives (including an acquisition by a third party) are limited and would require the approval of BFC.

Timing of Completion. The BBX Special Committee considered the anticipated timing of consummation of the Offer, which should allow shareholders to receive the Offer Price promptly. The BBX Special Committee also considered the fact that the Offer to Purchase does not disclose any significant antitrust or other regulatory impediments to the consummation of the Offer, although the Offer is in part conditioned on the absence of any threatened, pending or instituted action by any government authority that directly or indirectly challenges or seeks to restrain the consummation of the Offer. The Offer is conditioned on BFC obtaining financing and BFC determining that the consummation of the Offer and the purchase of shares are not reasonably likely to result in BBX Class A Common Stock being deregistered under the Exchange Act.

Form of Consideration. The consideration to be paid to shareholders tendering their shares of BBX Class A Common Stock in the Offer will be paid in cash, providing certainty, immediate value and liquidity to those shareholders whose tendered shares are accepted for payment in the Offer.

Amount of Shares to be Purchased. The BBX Special Committee considered the fact that a significant number of the Company’s outstanding shares of BBX Class A Common Stock on a fully diluted basis would be subject to purchase by BFC in the Offer.

Liquidity, Trading Volume and Lack of Broad Analyst Coverage. In light of BFC’s long-term and continuing beneficial ownership of approximately 51% and 100% of the Company’s outstanding shares of BBX Class A Common Stock and BBX Class B Common Stock, respectively, and consequent possession of an approximate 74% voting interest in the Company, the BBX Special Committee considered the liquidity and trading volume for shares of BBX Class A Common Stock. Illiquidity typically is thought to have an adverse effect on trading prices. This issue is exacerbated by the minimal coverage of BBX Class A Common Stock by Wall Street research analysts.

Lack of Other Proposals. To the BBX Special Committee’s knowledge, no party other than BFC has made any proposal to purchase any shares of BBX Class A Common Stock as a single block, either before March 17, 2015 (the day BFC announced its intention to make a tender offer for shares of BBX Class A Common Stock) or since that announcement.

Possible Hesitancy to Invest in Minority Position. Some potential investors in shares of BBX Class A Common Stock may fear that BFC has exploited or will exploit its controlling position in the Company to the detriment of holders of shares of BBX Class A Common Stock. That perception may adversely affect the demand for, and market price of, shares of BBX Class A Common Stock following the acquisition by BFC of shares of BBX Class A Common Stock in the Offer.

Return to Historical Trading Price. If BFC was unsuccessful in completing the Offer or any subsequent offer, the BBX Special Committee believes that the trading price of BBX Class A Common Stock could return to its previous trading range prior to the announcement of the Offer.

BFC Alternatives. If BFC is unsuccessful in completing the Offer, BFC has indicated that it would evaluate other alternatives to increase its ownership interest in the Company to at least 80%.

No Further Participation. The BBX Special Committee considered the fact that any Company shareholder who tenders all of its shares in the Offer will not, if all such shares are accepted, participate in any future losses or be negatively affected by decreases, if any, in the market value of BBX Class A Common Stock.

Structure of Offer. The BBX Special Committee considered the fact that the consummation of the Offer will not adversely affect the preservation of the Company’s net operating losses, a large contingent asset of the Company.

Intent of Certain Persons to Tender. The BBX Special Committee considered that fact that Messrs. Alan Levan, Abdo, Jarett Levan, Lopez and Wise, along with all of the other directors and officers of BFC, intend to tender all of the shares of BBX Class A Common Stock that they hold of record or beneficially own pursuant to the Offer.

Proration. The BBX Special Committee considered the fact that in the event that more than 4,771,221 shares of BBX Class A Common Stock are properly tendered and not properly withdrawn before the Expiration Date, BFC will purchase such tendered shares on a pro rata basis from all tendering shareholders, with appropriate adjustment to avoid purchases of fractional shares, which the BBX Special Committee expects will help the Company to (i) maintain the listing of its shares of BBX Class A Common Stock on the NYSE and (ii) maximize the equity interest of non-affiliated shareholders following the acquisition of shares of BBX Class A Common Stock by BFC pursuant to the Offer. However, the BBX Special Committee also considered the fact that, in the event there is proration, some shareholders may be forced to hold, after the consummation of the Offer, a smaller or relatively smaller position in the Company. The BBX Special Committee further considered the fact that if a shareholder does not designate the order in which specified portions of their tendered shares will be purchased (in the event proration is required), the depositary for the Offer will select the order of shares purchased, which may affect the U.S. federal income tax consequences to the shareholder.

Governance Letter. The BBX Special Committee considered the fact that BFC confirmed in the Governance Letter (a copy of which is included herewith as exhibit (a)(9) and incorporated by reference herein) that for a period of one year following the consummation, if any, of the Offer, BFC will not, without the approval of a majority of the independent directors then serving on the BBX Board, take any action for the purpose of causing, or which would have a reasonable likelihood of causing: (a) the BBX Class A Common Stock to cease being (i) registered under the Exchange Act, or (ii) listed on the NYSE; (b) the BBX Board not to be composed of a majority of directors who are determined to be “independent” under the independence standards then applicable to the Company under the rules and regulations of the SEC and applicable listing standards of the NYSE (the “NYSE Independence Standards”); (c) the independent directors of the BBX Board not to meet in executive session, without non-independent directors present, at least once per year; (d) the BBX Board not to maintain a Nominating/Corporate Governance Committee (i) composed entirely of directors meeting the NYSE Independence Standards and (ii) having such purpose, powers and responsibilities as are set forth in the Charter of the Nominating Committee and as are described in Section 303A.04 of the NYSE Listed Company Manual (or

applicable successor section); and (e) the BBX Board not to maintain a Compensation Committee (the “Compensation Committee”) (i) composed entirely of directors meeting the NYSE Independence Standards and (ii) having such purpose, powers and responsibilities as are set forth in the Charter of the Compensation Committee and as are described in Section 303A.05 of the NYSE Listed Company Manual (or applicable successor section).

Indirect Effect on Company Earnings. The BBX Special Committee considered the fact that BFC stated in the Offer to Purchase that it will consider financing alternatives with affiliated entities, including Bluegreen, and that if purchases of shares of BBX Class A Common Stock in the Offer were to be made using funds loaned by Bluegreen to BFC, Bluegreen may, because of the interest earned on those funds, be able to pay larger dividends to Woodbridge in the future and, consequently, Woodbridge may be able to pay larger dividends to the Company in the future.

Preservation of Net Operating Losses and Tax Sharing Agreement. The BBX Special Committee considered the fact that if the Offer is consummated and BFC’s equity and voting interests in the Company exceed 80%, BFC, the Company, Woodbridge and Bluegreen would constitute an affiliated group for U.S. federal income tax purposes and would be entitled to file a consolidated group tax return. If within a consolidated tax group, the Company would be entitled to a dividend received deduction of 100% with respect to dividends that it may receive from Woodbridge, compared to the 80% dividend received deduction to which it is currently entitled. Further, BFC, in the Ownership Intention and Tax Sharing Letter, informed the BBX Special Committee that, in the event BFC obtains an 80% or greater ownership interest in the Company, it will enter into the Tax Sharing Agreement with Woodbridge, Bluegreen and the Company pursuant to which, among other customary terms and conditions, any company that uses net operating losses or tax credits of another company to offset its taxable income would pay to the other company an amount equal to the tax benefit it realizes as a result of the use of the other company’s net operating losses or tax credits.

Impact of Litigation. The BBX Special Committee considered the impact of an adverse outcome in respect of ongoing litigation brought by the SEC on the Company’s respective future performance.

BFC’s Financial Interest. With respect to the Offer Price, BFC has a financial interest in acquiring the shares for as low a price as possible, while the Company’s other shareholders have an interest in selling their shares for as high a price as possible.

Conflicts of Interest. The conflicts of interest of certain of the Company’s directors and officers described elsewhere in this Statement. See “—Item 3. Past Contacts, Transactions, Negotiations, and Agreements.”

No Further Participation. Any Company shareholder who tenders all of their shares of BBX Class A Common Stock in the Offer will, if all such shares are accepted for payment in the Offer, cease to participate in the future earnings and growth, if any, of the Company and will not benefit from increases, if any, in the Company’s value.

Form of Consideration. The cash consideration of the Offer may not be tax efficient for some holders of shares of BBX Class A Common Stock.

Financing Condition. The BBX Special Committee considered the fact that the Offer is conditioned on BFC obtaining financing and that BFC may obtain financing from affiliated entities, including Bluegreen or may not be able to satisfy the financing condition.

Absence of a Merger Transaction. The BBX Special Committee considered that the consummation of the Offer, which should allow shareholders whose tendered shares are accepted for payment to receive the Offer Price promptly, will not be followed by a merger transaction in which remaining shareholders would receive the same consideration as received by shareholders who tender their shares in the Offer. BFC is not obligated to purchase shares of BBX Class A Common Stock remaining outstanding following the completion of the Offer, which could impact the value of those shares.

Shares of BBX Class A Common Stock Have Traded Higher. Shares of BBX Class A Common Stock have in the past traded at higher levels than the Offer Price. Shares of BBX Class A Common Stock reached a trading price of $22.54 per share in March 2014. This trading history reflects the possibility that certain Company shareholders may have acquired their shares of BBX Class A Common Stock at prices higher than the Offer Price.

Reduction in Public Float and Risk of NYSE Delisting. The BBX Special Committee considered that a reduction in the Company’s public float will occur upon consummation of the Offer and that it is possible that such a reduction could make it more difficult for the Company to access the capital markets or attract the interest of analysts and investors, thereby adversely affecting trading liquidity and the Company’s stock price. The BBX Special Committee also considered the risk that consummation of the Offer could result in BBX Class A Common Stock being delisted from the NYSE.

Amount of Shares to be Purchased. The BBX Special Committee considered the fact that BFC is offering to purchase less than all of the shares of BBX Class A Common Stock outstanding.

No Post-Offer Sale Transaction. The BBX Special Committee considered the possibility that (i) BFC’s ownership stake following the consummation of the Offer would prevent third parties from offering to acquire the Company and (ii) the Company’s minority shareholders might not receive a control premium for their shares upon any subsequent sale of the Company, but also considered this factor in light of BFC’s current control position in the Company.

Risk that the Offer will not be Consummated. The BBX Special Committee considered the risk that the conditions to the Offer may not be satisfied.

Risk that Any Loan from Bluegreen to BFC Will Adversely Affect Bluegreen. The BBX Special Committee considered the risk that Bluegreen’s liquidity, cash flow and profitability may be adversely affected, and consequently the amount of dividends that may be paid by Bluegreen to Woodbridge, and by Woodbridge to the Company, may be adversely affected, if Bluegreen loans a portion of its available cash to BFC for purposes of the Offer and subsequently cannot access external sources of liquidity to support and finance its operations.

BFC stated that it is not willing to pay a higher offer price. However, the BBX Special Committee believes that several factors suggest that if the conditions of the Offer are not satisfied and the Offer is not abandoned, BFC may pay a higher offer price. These factors include the following:

•	BFC’s indication that it would evaluate other alternatives if it is unsuccessful in completing the Offer.

•	The BBX Special Committee believes that by acquiring additional equity interests in the Company, as contemplated by the Offer, BFC will be able to take advantage of certain tax-planning strategies that would create significant additional value to BFC.

•	As disclosed in the Offer to Purchase, BFC’s board of directors believes that shares of BBX Class A Common Stock are undervalued and that the purchase of shares in the Offer is an advisable investment for BFC.

Other Factors.

The BBX Special Committee also considered the fact that each shareholder’s circumstances are unique. The BBX Special Committee believes that each shareholder should make an independent judgment whether to tender in the Offer, including the following:

•	the shareholder’s determination of the adequacy of the Offer Price in light of the shareholder’s own investment objectives including, but not limited, to such shareholder’s risk profile and investment time horizon;

•	the shareholder’s views as to the Company’s prospects;

•	the shareholder’s views as to the Florida real estate market and the markets for the Company’s operating company subsidiaries’ products;

•	the shareholder’s need for liquidity or diversification of its investment portfolio; and

•	the factors considered by the BBX Special Committee as described in this Statement and any other factors that the shareholder deems relevant to its investment decision.

The foregoing discussion of the information, reasons, and factors considered by the BBX Special Committee includes the material reasons and factors considered by the BBX Special Committee. In view of the variety of reasons and factors considered in connection with its evaluation of the Offer, the BBX Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the reasons and factors considered by it, or make a determination that any factor was of particular importance. Rather, the BBX Special Committee made its determinations based upon the totality of the information presented to and considered by it. Moreover, each member of the BBX Special Committee applied his own personal business judgment to the process and may have given different weight to different factors.

Analysis of Twinberry to the BBX Special Committee

The BBX Special Committee retained Twinberry to act as its financial advisor to assist the BBX Special Committee in its analysis of the Offer.

The following is a summary of Twinberry’s analysis. We encourage you to read Twinberry’s written analysis carefully in its entirety.

Twinberry, acting solely as a financial advisor to the BBX Special Committee, performed, at the BBX Special Committee’s request, certain procedures to assist the BBX Special Committee with its (i) assessment of certain financial aspects of the Offer and (ii) response to the Offer (collectively, the “Engagement”). At the March 31, 2015 meeting of the BBX Special Committee, Twinberry presented the results of its work and analysis, and answered questions from members of the BBX Special Committee.

In connection with its Engagement, Twinberry:

•	Read the financial terms and conditions set forth in the Offer;

•	Read and analyzed certain publicly available historical business and financial information relating to the Company;

•	Gathered information on and observed the reported stock prices and trading activity for the BBX Class A Common Stock;

•	To the extent publicly available, compared certain financial and stock market information for the Company with similar information for certain other companies it considered relevant whose securities are (or were) publicly traded;

•	Read various financial information and other data provided by the Company relating to the Company’s business;

•	Held discussions with the BBX Special Committee and the Company’s senior management (“Management”);

•	Applied certain market multiples and certain adjustments for lack of control over cash generating assets and organizational encumbrances to lines of business of the Company which it deemed relevant to the BBX Special Committee’s evaluation;

•	Gathered and assessed the financial terms of certain recent business combinations considered relevant to the BBX Special Committee’s evaluation;

•	Made such other inquiries and conducted such other studies and analyses within the time and information constraints and considered such other factors as they believed to be relevant; and

•	Organized and presented information to the BBX Special Committee.

In connection with Twinberry’s role as financial advisor to the BBX Special Committee, Twinberry assumed and relied upon the accuracy and completeness of the information available to it, without any independent attestation or other verification of such information. In addition, Twinberry assumed that:

•	The Offer would be consummated on the terms described in the Offer to Purchase and that the desired number of shares would be purchased;

•	All regulatory and third party approvals and consents salient to the Offer, if any, would not have an adverse effect on the Company; and

•	All commercial arrangements between BFC, the Company and any related party have been or will be based on binding contracts on fair market terms.

With respect to any financial forecasts or other forward looking financial information that was provided to, or gathered from publicly available information sources, by Twinberry, Twinberry assumed that such financial information was prepared on bases reflecting the best currently available estimates and judgments of Management, as to the Company’s future financial performance or other matters covered thereby. In performing its work, Twinberry expressed no views as to the completeness or reasonableness of such forecasts or the assumptions on which they are based.

Any financial forecasts or other prospective financial information set forth herein were prepared for internal use and not with a view toward public disclosure; and, accordingly, may not comply with the published guidelines of the SEC, the AICPA for preparation and presentation of financial forecasts or generally accepted accounting principles. Such information was assumed to reflect the best currently available estimates relating to the Company’s (or its peers) future financial performance.

Since Twinberry’s procedures were limited, Twinberry did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluations or appraisals of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities), nor has it evaluated the solvency or fair value of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters.

Twinberry was not hired to, and accordingly does not, express any opinion on the information presented herein, nor on the (i) fairness of the Offer Price, (ii) price as to which the shares of BBX Class A Common Stock may trade at any time in the future, and (iii) value of any assets or liabilities, contingent or otherwise, of the Company, including the value of the Company or its shares, in aggregate or otherwise. In addition, Twinberry was not authorized to, and it did not, solicit indications of interest from third parties regarding a potential transaction with the Company, nor was Twinberry requested to consider or address the relative merits of the Offer as compared to any other transactions or business strategy in which the Company might engage, the merits of the process relating to the Offer or whether a different process may have resulted in different or greater consideration or a different or greater price than the consideration set forth in the Offer.

Further, Twinberry expresses no opinion as to (i) the solvency of the Company either presently or as a result of the Offer, (ii) any legal, tax, regulatory or accounting matters or other consequences that might result from the Offer, (iii) any terms or other aspects of the Offer, including prior occurrence, current existence or absence of any discussions, negotiations or agreements relating to the Offer between and among the Company, BFC and their respective directors, officers, affiliates and shareholders.

The following is a summary of the material information shared with the BBX Special Committee and is not a complete description of all the analyses and procedures performed, analyses completed, observations shared, and questions, raised by members of the BBX Special Committee, answered by Twinberry.

Considering selected portions of the analyses, or the summary set forth below, without considering the analyses and discussions as a whole, could create an incomplete or misleading view of the analyses underlying Twinberry’s observations and insights shared.

For purposes of its Engagement, Twinberry considered industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of the Company. No company, business or transaction used in Twinberry’s analyses as a comparison is identical to the Company or the Offer, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Twinberry’s analyses. The estimates contained in Twinberry’s analyses and ranges of derived values resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Twinberry’s analyses. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Twinberry’s analyses are inherently subject to substantial uncertainty.

The summary of the analyses provided below includes information presented in tabular format. To fully understand Twinberry’s analyses, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Twinberry’s analyses. Considering the data in the tables below without considering the full description of the analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Twinberry’s analyses.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 16, 2015 and is not necessarily indicative of current market conditions.

Market information presented below was applied as part of an illustrative analysis to derive a potential hypothetical value, or derived value, and should not be construed as an appraisal or valuation as such would require significantly expanded procedures.

Definitions & Conventions

In addition to the terms defined herein above, Twinberry uses certain acronyms or other labeling conventions. Examples of such acronyms or other defined terms include:

•	Investment value represents the implicit value to the holder of an asset and is not meant to represent the value that could be realized in a sale or other disposition event.

•	All dollar ($) amounts, except for per share amounts, are expressed in millions and percentage (%) amounts are approximate. Both amounts are rounded for ease of understanding.

Financial Analyses

1.	Historical Trading

Twinberry compared the Offer Price of $20.00 to the closing prices of the BBX Class A Common Stock as of (i) March 16, 2015, the last trading day preceding the date of the BFC’s announcement that it would commence a tender offer, and (ii) the last trading day 1-week and 1-month earlier and calculated the excess of the Offer Price over the respective trading price at each respective date. Such excess was then divided by the closing price on the applicable date to derive an Offer Price premium expressed as a percentage. The results of these comparisons are as follows:

	Premium (%)
	1-day	1-week	1-month
Offer Price of $20.00	47	48	40

In addition, Twinberry compared the Offer Price of $20.00 to the Company’s book value per share of $19.16 and observed that the Offer Price was greater than the Company’s book value.

2.	Selected Industry Transactions Premia Paid

Using publicly available information, Twinberry gathered certain information about the following acquisitions in the consumer discretionary and financial sectors that were not (i) banks, insurance companies or other regulated institutions, or (ii) real estate investment trusts or other real estate companies, including mortgage companies, whose stock price may be viewed as sensitive to interest rate fluctuations. The transactions may not necessarily be comparable to the Offer.

Date	Target	Acquirer
04/16/12	The Edelman Financial Group Inc.	Lee Equity Partners, LLC
07/09/12	FX Alliance Inc.	Thomson Reuters Corporation
11/15/12	Bluegreen Corporation	Woodbridge Holdings LLC
11/18/12	Elad Canada Inc.	El Ad US Holding, Inc.
12/06/12	Epoch Investment Partners, Inc.	Toronto-Dominion Bank
02/14/13	Artio Global Investors Inc.	Aberdeen Asset Management
03/06/13	Asset Acceptance Capital Corp.	Encore Capital Group, Inc.
09/05/13	Thomas Properties Group Inc.	Parkway Properties Inc.
12/03/13	CIFC Corp.	Columbus Nova
01/10/14	SWS Group, Inc.	Hilltop Holdings Inc.
08/12/14	Huntingdon Capital Corp	Slate Properties Inc.
08/18/14	Evoq Properties, Inc.	USAA Real Estate Company;
09/09/14	GFI Group Inc.	BGC Partners, L.P.
09/16/14	Carfinco Financial Group Inc.	Banco Santander, S.A.

For the target companies set forth above, each of which had a market capitalization between $100 million and $1 billion and a tender offer amount exceeding $50 million, Twinberry observed the reported premium paid to the target’s common stock closing price as of one trading day, one-week and one-month prior to the announcement of the applicable transaction, computed the mean and median values for the entire group, and compared such results to the premia of the Offer Price of $20.00 to the closing trading prices of BBX Class A Common Stock as of the last trading day preceding the date of the BFC’s announcement, as well as the date one-week and one-month prior to such announcement. The following table sets forth the results of the comparison:

	Premium (%)
	1-day	1-week	1-month
Offer Price of $20.00	47	48	40

Selected Transactions:
Mean	35	36	34
Median	30	31	33

3.	Selected Controlling Company Transactions Premia Paid

Using publicly available information, Twinberry gathered certain information about the following acquisitions for companies that had a market capitalization of between $100 million and $1 billion, an overall deal value greater than $25 million and where the acquiring company had control (equity ownership greater than 50%), substantial influence (equity ownership greater than 40%) over the target company, or were acquiring their own shares in an amount exceeding 5% of their outstanding shares at one time. The transactions may not necessarily be comparable to the Offer.

Date	Target	Acquirer
09/11/12	Arbor Memorial Services Inc.	Fairfax Financial Holdings
11/15/12	Bluegreen Corporation	Woodbridge Holdings LLC
11/18/12	Elad Canada Inc.	El Ad US Holding, Inc.
02/19/13	Chiesi USA, Inc.	Chiesi Farmaceutici
05/07/13	Pioneer Southwest Energy Partners L.P.	Pioneer Natural Resources USA
03/25/14	Liberty Tax, Inc.	Liberty Tax, Inc.

For each target company set forth above, Twinberry observed the reported premium paid to the target’s common stock closing price as of one trading day, one-week and one-month prior to the announcement of the applicable transaction, computed the average and median values for the entire group and compared such results to the premia of the Offer price of $20.00 to the closing trading prices of the Company as of the last trading day preceding the date of the BFC’s announcement, as well as the date one-week and one-month prior to such announcement. The following table sets forth the results of the comparison:

	Premium (%)
	1-day	1-week	1-month
Offer Price of $20.00	47	48	40

Selected Transactions:
Mean	53	52	56
Median	55	55	56

Comparison of Stock Price to Book Value per Share

To assist the BBX Special Committee in understanding the potential extent of the price discount that existed in the trading of the BBX Class A Common Stock when comparing such prices to the Company’s book value per share, both before and after the period of the prior merger agreement between BFC and the Company (May 7,

2013 through December 15, 2014), Twinberry compared the average closing price for the two 30-day periods ending March 15, 2013 and March 15, 2015 to the Company’s book value per share as of the year end preceding each date to derive the average discount to book value as follows:

30-day period ending	Book Value per share	Company’s Average Stock Price	Average % Discount to Book Value
March 15, 2013	$15.24	$8.03	48
March 15, 2015	$19.16	$14.23	26

These two time periods were chosen solely to provide an indication of the extent of the discount to book value per share reflected in the trading prices in the BBX Class A Common Stock, (i) before the proposed merger (with a fixed share exchange ratio) with BFC and (ii) after the merger agreement was terminated. Twinberry did not measure the discount, if any, for any other period and advised the BBX Special Committee that the trading price of the BBX Class A Common Stock during the time frame associated with the proposed merger might have been influenced by the fixed exchange ratio for BFC shares and may not necessarily a good indication of how the market viewed the Company.

Company Valuations

Twinberry did not perform a valuation or appraisal of the Company, any of its assets, or the BBX Class A Common Stock. Moreover, since it is difficult to locate other public companies comparable to the Company, given its current mix of businesses, any use of other company metrics, such as market multiples, could be potentially misleading.

In its discussions with Management, and in reading the Company’s publicly filed financial reports, Twinberry observed that the Company had previously marked a substantial portion of its portfolio of loans and real estate owned to the lower of cost or market, periodically taken additional adjustments and disclosed the fair value of its financial instruments in the Company’s financial statements. Twinberry also observed that a significant portion of the Company’s investments in (i) certain operating companies and (ii) real estate development initiatives occurred in the past two years.

Investment in Woodbridge

Twinberry also observed that the Company’s carrying value of its investment in Woodbridge may not reflect the value of that investment, since the Company accounts for the investment under the equity method of accounting and not the fair value measurement standard. However, because the Company has reported increased earnings and dividends from Woodbridge since the Company made the investment, Twinberry prepared an analysis to derive a potential value range, as an inference, for directional benefit for the BBX Special Committee to consider.

Twinberry calculated the multiple to trailing twelve months earnings (unaudited) associated with the Company’s acquisition (the “Acquisition Multiple”) of a 46% interest in Woodbridge in 2012. Moreover, and as noted above, since (i) the Company has reported increased earnings and dividends from its investment in Woodbridge and (ii) certain other companies in the time-share industry (although which might not be directly comparable)—Diamond Resorts, Marriott Vacations and Interval International Leisure Group—had, at the Announcement Date, price to earnings ratios in excess of the Company’s, Twinberry illustrated a scenario based on a multiple to the Company’s 46% interest in Woodbridge’s earnings being higher than the Acquisition Multiple.

In performing its analysis, Twinberry first multiplied the Acquisition Multiple by Woodbridge’s 46% interest in Woodbridge’s earnings (unaudited) for the year ending December 31, 2014 (the “Applicable Woodbridge Income”) to derive a value of Woodbridge based solely on the Acquisition Multiple. Twinberry then compared the derived value of Woodbridge to the Company’s carrying value of its investment in Woodbridge and calculated the excess.

Next, Twinberry multiplied the Applicable Woodbridge Income by a factor of 6.0% to derive an alternative amount. This alternative amount was compared to the Company’s carrying value of its investment in Woodbridge to calculate the extent of the excess. Both excess amounts were then divided by the Company’s number of shares outstanding to calculate the excess per share as follows:

	2012	2015
Net Income—LTM (unaudited)(1)	$35.1	$56.0		$56.0
46% interest	16.1	25.3		25.3
Original Investment	72.2

Acquisition Multiple / Scenario 1	~4.5x	4.5x	/	6.0x
Derived Value		113		152
Carrying Value		73		73

Excess		40		79

Excess per share		$2.47		$4.88

(1)	LTM means latest twelve months which for purposes of this table is September 30, 2012 and December 31, 2014 for the columns titled 2012 and 2015, respectively.

Ascertaining or estimating the value of a business is a complex undertaking and not simply a mathematical calculation. Differences in operating characteristics, business strategy, risks, market segmentation and size, between Woodbridge and the three time share companies named above, as well as other factors, including the fact that Company owns less than majority holding of Woodbridge, and the nature and risks of its business model could significantly affect the value of its investment.

A Component View

Twinberry compiled the various business components of the Company, adjusting the carrying value of certain assets by (i) applying a sensitivity factor (i.e., minor up and down percentage adjustments to reflect the potential for differences in the market value of the individual assets from the Company’s carrying value) and (ii) using the derived value range for Woodbridge. In discussing this compilation with the BBX Special Committee, Twinberry explained that the derived values of the assets reflected the following adjustments to their carrying values:

•	Investable cash. Based on discussions with senior Management, Twinberry noted that approximately $30 million of the $59 million reported as cash on the Company’s financial statements at year-end was not committed to, or otherwise required to be use in, the operating businesses or other separately stated component assets.

•	Woodbridge. The amount used were based on Twinberry’s analysis using potential earnings multiples as mentioned above.

•	Legacy loans and real estate. Under generally accepted accounting principles, some of the Company’s individual assets, such as real estate associated with development projects, are carried at historical cost. The Company’s carrying value of such assets may not represent the asset’s fair value. Other assets are measured based on assumptions that might vary with those of potential investors or may not be subject to mark to market accounting. In consideration of this, an adjustment downward of 10%, or approximately $20 million, was applied to derive an amount for the low end of the range. Also, since interest rates have declined from when certain of the performing loans were originated, and since (i) certain real estate assets have received rezoning rights for additional future development, (ii) some real estate assets are carried at cost and market conditions have improved, and (iii) other assemblage or development initiatives are performing as anticipated, an upward adjustment of 10%, or approximately $19 million, was applied to derive an amount for the high end of the range.

•	Recent operating companies acquired. As stated in the Company’s financial statements and press releases, the Company has made investments in several operating businesses. Based on discussions with Management, Twinberry noted that since integration activities, market repositioning and other strategic initiatives are on-going, it would illustrate a value reflecting a 10% downward adjustment to approximate disposition proceeds assuming the Company sold these businesses in manner similar to how they were acquired. Further, since a number of the confectionary related businesses acquired are similar and could lend themselves to an integrated single management team, a 5% upward adjustment was illustrated to reflect an ‘assemblage’ or scale premium as a future investor would save time in attempting to create something similar.

•	Furniture, Fixtures &Equipment and other. No adjustments were made as these assets were considered to be consumed in the normal course of events.

Twinberry was not hired to, and did not perform any valuation or appraisals of the component assets.

Next, the Company’s outstanding debt was subtracted from the derived values to compare the derived (high and low) values with the Company’s book value and a per-share amount was computed to compare to the Offer Price of $20 per share.

	Book Value	Derived Range
Component		Low	High
Investable cash	$30	$30	$30
Woodbridge	73	110	150
Legacy loans & real estate	198	178	217
Recent operating companies acquired	51	46	54
Furniture, Fixtures & Equipment and other	41	41	41

	393	405	492
Debt	83	83	83

Accounting/Investment basis	310	322	409
Per share amount	19.2	19.9	25.3

In addition, Twinberry explained that investment value represents one view of an asset or business solely from the owner’s perspective, in this case the aggregate investment value of the various components is solely from the Company’s perspective and the assumptions used, and the resulting values derived, may differ from assumptions used by other investors. Moreover, there are other factors that need to be considered, such as the structure and control of each investment or business activity, the degree of liquidity or lack thereof in the marketplace at any one point in time and the nature of any environmental, regulatory and tax, legal issues or other matters that may affect a company’s ability to monetize its assets, pay obligations, make future investments or otherwise seek to extract value. In particular, it was noted that the Company, by itself, could not sell Woodbridge or Bluegreen, Woodbridge’s wholly owned subsidiary. Such qualitative factors may affect the value of a company’s asset or the value of the company and its shares. Differences in the market price of an equity security and such pro-rata interest in the investment value ascribed to the net assets of the business may be material.

All individuals working for or on behalf of Twinberry on the Engagement have represented that they are independent and free of any financial relationship with either the Company or BFC.

Twinberry’s engagement and any insights or observations arising from the procedures it performed were for the benefit of the BBX Special Committee (in its capacity as such) in connection with its evaluation of the Offer. The analyses and observations that Twinberry shared with the BBX Special Committee, and as summarized above, are not intended to and do not constitute a recommendation to any shareholder as to whether such shareholder should tender its shares or how such shareholder should act with respect to the Offer or any matter relating thereto.

Twinberry assumes no responsibility for updating or revising its analyses and observations based on circumstances or events occurring after meeting with the BBX Special Committee.

Intent to Tender

To the Company’s knowledge, Messrs. Alan Levan, Abdo, Jarett Levan, Lopez and Wise intend to tender all of the shares of BBX Class A Common Stock that they own pursuant to the Offer (as do all directors and officers of BFC) and each of the Company’s other directors currently intends to tender the shares of BBX Class A Common Stock that they hold of record or beneficially own pursuant to the Offer (other than any restricted shares, which are subject to transfer restrictions, and shares such person has the right to purchase by exercising stock options), subject to applicable personal considerations (including tax planning) and securities laws (including Section 16(b) of the Exchange Act). The intent of any Company director who is a member of the BBX Special Committee to tender shares of BBX Class A Common Stock that they hold of record or beneficially own pursuant to the Offer is a personal investment decision based upon such director’s particular circumstances and is not, and should not be construed as, the recommendation of the BBX Special Committee.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

The BBX Special Committee has retained Twinberry as its financial advisor to assist the BBX Special Committee in its analysis of the Offer.

The Company has retained Twinberry pursuant to a Task Order dated March 23, 2015 and executed under that certain Relationship Agreement between Twinberry and the Company, dated March 23, 2015 (together with the Task Order, the “Relationship Agreement”). As compensation for Twinberry’s services in connection with the Offer, the Company agreed to pay Twinberry $150,000. The Company has further agreed to pay an additional fee of $25,000 if the Company requires Twinberry’s assistance in analyzing the terms of any arrangements through Bluegreen for the financing of the Offer. The Company has agreed to reimburse Twinberry up to $10,000 for the reasonable out-of-pocket expenses incurred in connection or otherwise arising out of the retention of Twinberry under the Relationship Agreement. The Company has also agreed to indemnify Twinberry and certain related persons against certain liabilities relating to services rendered in connection with its engagement, subject to certain exceptions. None of the fees described above are contingent upon the outcome of Twinberry’s analysis or the completion of the Offer.

Except as set forth herein, neither the Company nor any person acting on its behalf has employed, retained, or compensated any person to make solicitations or recommendations to holders of BBX Class A Common Stock on its behalf concerning the Offer. The Company has not authorized anyone to give information or make any representation about the Offer that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference to this Statement. Therefore, the Company’s shareholders should not rely on any other information.

Item 6.	Interest in Securities of the Subject Company

To the knowledge of the Company, no transaction in shares of BBX Class A Common Stock have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (a) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company, or any other person; (b) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the

Company; (c) any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, indebtedness, or capitalization of the Company.

Except as set forth in this Statement or in the schedules and exhibits to this Statement or the Offer to Purchase, to the knowledge of the BBX Special Committee and the Company, there are no transactions, resolutions of the BBX Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information

Regulatory Approvals.

Except as set forth in this Statement and the exhibits to this Statement, the Company is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for BFC to acquire or own shares of BBX Class A Common Stock pursuant to the Offer. BFC has indicated that, should any such approval or other action be required, it contemplates (as of the date of the Offer to Purchase) that such approval would be sought or actions would be taken.

Appraisal Rights.

Appraisal rights are not available to holders of BBX Class A Common Stock in connection with the Offer.

Amendment of the Rights Agreement.

On February 7, 2013, the Company adopted the Rights Agreement in an effort to preserve the Company’s ability to utilize its net operating loss carryforwards to offset future taxable income. The Rights Agreement is designed to prevent the Company from experiencing an “ownership change” for purposes of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). Under the Rights Agreement, the rights will become exercisable if a person becomes an “acquiring person” by acquiring beneficial ownership of shares of BBX Class A Common Stock, which together with all other shares owned by the person or group, represent 5% or more of the outstanding shares of BBX Class A Common Stock or if a 5% or greater shareholder acquires additional shares of BBX Class A Common Stock.

The Rights Agreement was subsequently amended by that certain Amendment No. 1 to Rights Agreement, dated as of May 7, 2013, between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent.

In connection with the filing of this Statement, on April 2, 2015, the Company and American Stock Transfer & Trust Company, LLC, entered into the Rights Agreement Amendment in order to render the Rights Agreement inapplicable to the Offer.

Copies of the Rights Agreement, Amendment No. 1 thereto and the Rights Agreement Amendment have been filed as exhibits (e)(2), (e)(3) and (e)(4), respectively, to this Statement and are incorporated herein by reference.

Certain Forward-Looking Statements.

This Schedule 14D-9 includes “forward-looking” statements, which are statements that relate to the Company’s and BFC’s and their respective affiliates’ future plans, earnings, objectives, expectations and performance, as well as any facts or assumptions underlying these statements. Actual results may differ materially from the results expressed or implied in these forward-looking statements due to various risks, uncertainties or other factors. For a more detailed discussion of these and other risk factors, see the Risk Factors sections of the Company’s and BFC’s respective Annual Reports on Form 10-K for the year ended December 31, 2014. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. The Company is not obligated, and does not intend, to update these forward-looking statements to reflect events or circumstances after the date of this document, except as required by law.

Item 9.	Exhibits

The following exhibits are filed with or incorporated by reference as part of this Statement:

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated March 20, 2015 (filed as Exhibit (a)(1)(i) to the Schedule TO filed by BFC with the SEC on March 20, 2015 and incorporated herein by reference)

(a)(2)	Form of Letter of Transmittal (including Form W-9) (filed as Exhibit (a)(1)(ii) to the Schedule TO filed by BFC with the SEC on March 20, 2015 and incorporated herein by reference)

(a)(3)	Notice of Guaranteed Delivery (filed as Exhibit (a)(1)(iii) to the Schedule TO filed by BFC with the SEC on March 20, 2015 and incorporated herein by reference)

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(iv) to the Schedule TO filed by BFC with the SEC on March 20, 2015 and incorporated herein by reference)

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(v) to the Schedule TO filed by BFC with the SEC on March 20, 2015 and incorporated herein by reference)

(a)(6)	Press Release issued by BFC, dated March 17, 2015 (filed as Exhibit 99.1 to the Schedule TO-C filed by BFC with the SEC on March 17, 2015 and incorporated herein by reference)

(a)(7)	Press Release, dated March 17, 2015, entitled “BBX Capital Special Committee Issues Statement Regarding BFC Financial Corporation Announcement of Cash Tender Offer for Shares of BBX Capital Class A Common Stock” (filed as Exhibit 99.1 to the Company’s Schedule 14D-9 filed with the SEC on March 17, 2015 and incorporated herein by reference)

(a)(8)	Ownership Intention and Tax Sharing Letter, dated as of April 1, 2015, from BFC Financial Corporation to the Special Committee

(a)(9)	Governance Letter, dated as of April 1, 2015, from BFC Financial Corporation to the Special Committee

(a)(10)	Letter to Shareholders from the BBX Special Committee, dated April 2, 2015

(e)(1)	Sections entitled “Proposal No. 1—Election of Directors,” “Determination of Director Independence,” “Certain Relationships and Related Transactions,” “Employment Agreements,” “Compensation of Directors,” “Security Ownership of Certain Beneficial Owners Management,” “Employment Agreements” and “Identification of Executive Officers,” in the Definitive Proxy Statement on Schedule 14A of BBX Capital Corporation (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders of BBX Capital Corporation, filed on April 30, 2014)

(e)(2)	Rights Agreement, dated February 7, 2013, between BBX Capital Corporation and American Stock Transfer & Trust Company, LLC, as amended (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 7, 2013 and incorporated herein by reference)

(e)(3)	Amendment No. 1 to Rights Agreement, dated as of May 7, 2013, between the Company and American Stock Transfer & Trust Company, LLC (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K with the SEC filed on May 13, 2013 and incorporated herein by reference)

Exhibit No.	Description

(e)(4)	Amendment No. 2 to Rights Agreement, dated April 2, 2015, between BBX Capital Corporation and American Stock Transfer & Trust Company, LLC (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 2, 2015 and incorporated herein by reference)

(e)(5)	Sections entitled 13. Interests of Certain Persons in the Offer; Beneficial Ownership of the Shares; Transactions in the Shares; Related Party Transactions—Transactions in the Shares,” “2. Background of the Offer; Purpose of the Offer; Plans for BBX Capital After the Offer; Certain Effects of the Offer—Plans for BBX Capital after the Offer” and “13. Interests of Certain Persons in the Offer; Beneficial Ownership of the Shares; Transactions in the Shares; Related Party Transactions—Related Party Transactions” in the Offer to Purchase, dated March 20, 2015 (filed as Exhibit (a)(1)(i) to the Schedule TO filed by BFC with the SEC on March 20, 2015)

(e)(6)	Section entitled “Interests of Certain Persons in the Merger” in the Registration Statement on Form S-4 (filed by BFC with the SEC on July 19, 2013)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BBX CAPITAL CORPORATION

By:	/s/ Raymond S. Lopez
Name:	Raymond S. Lopez
Title:	Chief Financial Officer

Dated: April 2, 2015